
EKO
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"This platform changed the way I connect with my fans. They're not just listeners anymore, they're part of my success. Eko allows me to fund new projects without losing control of my rights."
Maya R.
Independent Artist

INVEST IN **EKO MUSIC**

# Empowering artists' creative and financial sovereignty.

joinekomusic.com Sarasota, FL

## Highlights

1. Founded by artists, for artists including Ivan "ill Factor" Corraliza, a Grammy-winning producer.
2. $20,000 raised in our first 2 weeks as a startup.

3 Over $100,000 reservations crowdfunded in less than a week.

## Featured Investor



**Timmy McCarthy**
Syndicate Lead

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Invested $100,000

**Founder of RCO Limited, the largest Raising Cane's franchise.**

"I'm investing in Echo because i believe in Ashton and his dream to create equity for artists. Musicians work is their heart and soul laid bare to the world, but they currently aren't benefiting from it. Even worse, that's a downward spiral. Engage with me on Echo so they can continue to contribute their beauty to the world. This platform allows for the beginning of a true, honest connection in a world of seemingly plastic, fake ones where all sides have the chance to win and deepen connection to the beautiful things that humans can create."

## Team



### Ashton Horiuchi Chief Executive Officer

2x tech Founder in the robotics and music technology industries with over $250,000 raised. Backed by several investors including Timmy McCarthy, founder of the largest Raising Cane's franchise. Artist/multi-instrumentalist for over 15 years.



### Kevin Steidel Chief Operating Officer

Owned/exited several businesses in varying industries including retail, food & beverage, advertising, and digital consumer profiling. Former professor of entrepreneurship, business, and economics at

entrepreneurship, business, and economics at Wittenberg University.



Ivan "Ill Factor" Corraliza Chief Music Officer

Grammy award-winning producer, and songwriter with over 20 years of experience in the music industry. Has been involved in projects with top artists including Justin Timberlake, Sia, Gwen Stefani, Jason Derulo, and Skylar Grey. Founder of Beat Academy.

instagram.com

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# Be a Part of the Movement to Reclaim Artist Sovereignty

### Summary

Eko Music (formerly Echo Music) is reimagining what it means to participate in music and culture. It's not just a platform, it's a new kind of ecosystem where belief becomes value, and fans transform into stakeholders. At its core, Eko empowers a paradigm shift: from passive consumption to active cultural co-ownership that empowers financial and creative freedom for artists.

### Vision

Eko Music aims to become the foundational creative and financial platform for the global artist economy. Our vision is rooted in empowering. We empower artists with an ecosystem to monetize on their terms and cultivate deeper, more meaningful relationships with their communities. In doing so, we unlock a more equitable, creator-first future.

**The Problem**

Today, a typical signed artist needs about 10,000,000 streams per year just to make minimum wage. The current system requires artists to give up their creative and financial control just to get a small fraction of their revenue earnings. With the latest advancements in technology, there are now more ways than ever for artists to get funding and grow while retaining ownership of their music. Many artists are looking for a change because traditional industry systems are outdated and ultimately do not serve artists' best interest.